Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, CHINA - March 12, 2020 - 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading integrated online and offline healthcare platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                          Net revenues were RMB1.35 billion (US$193.6 million), representing an increase of 141.8% year-over-year and an increase of 21.4% quarter-over-quarter, beating high-end of previous guidance of RMB1.24 billion.

•                          Operating expenses1 were RMB210.6 million (US$30.2 million), representing an increase of 35.6% year-over-year. Operating expenses accounted for 15.6% of net revenue this quarter as compared to 27.9% in the same quarter of last year.

•                          Number of pharmacies served increased to more than 235,000 as of December 31, 2019, successfully accomplished the company’s strategic goal of reaching 230,000 by end of 2019.

•                          Quarterly pharmacy order numbers reached 366,000, representing an increase of 201% year-over-year.

Fiscal Year 2019 Highlights

•                          Net revenues were RMB3.95 billion (US$567.7 million), representing an increase of 121.3% year-over-year.

•                          Operating expenses1 were RMB658.7 million (US$94.6 million), representing an increase of 30.5% year-over-year. Operating expenses accounted for 16.7% of net revenue in 2019 as compared to 28.3% last year.

•                          Annual pharmacy order numbers reached 982,000, representing an increase of 237% year-over-year.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “Our fourth quarter capped off a strong year for the company as we achieved record high growth rate of 141.8%.  On a full year basis, we achieved net revenue of RMB3.95 billion, representing an increase of 121.3% year-over-year. In addition to the accelerated revenue growth and the rapid scaling of our business, we have made substantial progress in improving gross profit and further narrowing operating losses as a percentage of net revenue.

2019 was a year of considerable strategic progress where we continue to break down barriers to accessible healthcare by offering transformative novel model to serve the vast demand in China’s multi-trillion healthcare industry.  Firstly, 1 Drugstore, the pioneer in online drugstore model in China has become a well-recognized and trusted brand. Instead of tediously adjusting their schedules around an antiquated healthcare system, customers can now obtain drugs and other medical services in the privacy of their homes.

1  Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses (net).

Secondly, in an ongoing effort to offer healthcare services to as many people as possible and to provide the largest selection to our consumers, we substantially expanded our network, ending the year covering more than 235,000 pharmacies (approximately 50% of the pharmacy market), which makes 111 the largest virtual pharmacy network in China. In addition, we established direct purchasing relationships with 188 drug manufacturers, expanded our technology-enabled infrastructure that includes a nationwide network of five fulfillment centers, and reinforced our commitment for a best-in-class supply chain infrastructure. Finally, we continued to strengthen our ecosystem through strategic partnerships with insurance companies and other healthcare providers.

2019 was also a year of major regulatory changes in our sector with sweeping reforms enacted to improve efficiency and affordability of healthcare delivery to China’s large and geographically dispersed aging population. Many of these reforms are providing a strong tailwind for our business and we believe we are uniquely positioned as we strive to build a comprehensive healthcare services platform to meet the growing demand in every city.

In 2020, we will continue to scale our operations, further growing our network of pharmacies, drug manufacturers and doctors.  In addition, we plan to expand into public hospitals across China, with a particular focus on tier three to six cities where we believe the need for our services is the most acute. We will also continue to develop novel services and tools that will educate and empower our customers and partners to make better informed decisions.

We are the only company in our industry with the capacity to provide nationwide, omni-channel coverage in China in the drug commercialization space. Every year, new life saving or life improving drugs are being approved and we can ensure that these drugs reach the people in need. The “111 omni-channel model” will offer multiple channels for pharmaceutical companies to simultaneously reach healthcare providers nationwide and educate them about new drugs and therapies. This will significantly reduce time, resources, and cost, which will allow drugs to be distributed efficiently, and quickly. Imagine a platform that can deliver innovative drugs to a vast pool of patients in every city across China simultaneously! That is the power of the 111 omni-channel model.”

Environment, Social and Governance

On January 20, 2020, in response to the Coronavirus disease (COVID-19) outbreak, 111 established an anti-epidemic command team, and senior executives led their teams to the front lines of the epidemic in Hubei province to provide medical supplies and resources. All of 111’s employees worked overtime during the Chinese New Year holiday to meet the needs of the nation.

On January 24, 2020, 111’s Internet hospital was one of the first Internet-based healthcare companies to offer free online medical consultations to the public in Wuhan and subsequently to the entire Hubei province. It was also among the first to provide free online drug refill services to individuals with chronic conditions. 111 worked with both pharmaceutical manufacturers and logistics companies to ensure supplies are delivered to those in need, whether it is in Wuhan, Hubei province, or nationwide.  Our ability to act quickly and effectively alleviated pressure on overburdened hospitals and helped to curtail the further spread of COVID-19 by allowing people with chronic illnesses and COVID-19 patients who do not have any life-threatening symptoms to receive medical care without visiting a hospital.  In addition, 111 donated 100,000 protective masks and other drug products to the people in Wuhan.  We also launched a channel featuring real-time information about COVID-19, with news updates and advice from medical professionals on containing the virus and preventing infection.  Finally, 111 is currently offering our “Medical Supply Assurance Service” to help businesses protect their employees as they begin to resume their operations and recover from the impact of the epidemic.

Fourth Quarter 2019 Financial Results

Net revenues were RMB1.35 billion (US$193.6 million), representing an increase of 141.8% from RMB557.4 million in the same quarter of last year. Product revenues from B2B segment increased by 247.5% to RMB1.15 billion (US$164.8 million) as compared to RMB330.2 million in the same quarter of last year.

Operating costs and expenses were RMB1,515.9 million (US$217.7 million), representing an increase of 119.8% from RMB689.6 million in the same quarter of last year.

•                          Cost of products sold was RMB1,305.3 million (US$187.5million), representing an increase of 144.3% from RMB534.3 million in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 247.5% as compared to same quarter last year.

•                          Fulfillment expenses were RMB48.7 million (US$7.0 million), representing an increase of 120.8% from RMB22.0 million in the same quarter of last year. Fulfillment expenses accounted for 3.6% of net revenue this quarter as compared to 4.0% in the same quarter of last year.

•                          Selling and marketing expenses were RMB102.9 million (US$14.8 million), representing an increase of 31.6% from RMB78.2 million in the same quarter of last year, mainly due to increase in the number of sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 7.6% of net revenue this quarter as compared to 14.0% in the same quarter of last year.

•                          General and administrative expenses were RMB35.5 million (US$5.1 million), representing an increase of 4.2% from RMB34.1 million in the same quarter of last year, mainly due to increases in professional service fee. General and administrative expenses accounted for 2.6% of net revenue this quarter as compared to 6.1% in the same quarter of last year.

•                          Technology expenses were RMB19.9 million (US$2.9 million), representing a decrease of 2.8% from RMB20.4 million in the same quarter of last year, mainly due to improvements in our system development efficiency and implementation of automation tools. Technology expenses accounted for 1.5% of net revenue this quarter as compared to 3.7% in the same quarter of last year.

The Company will continue to make infrastructure investments to support its rapid revenue growth and expects operational efficiency and effectiveness to continue to improve.

Loss from operations was RMB168.1 million (US$24.1 million), compared to RMB132.2 million in the same quarter of last year.  Loss from operations accounted for 12.5% of net revenue this quarter as compared to 23.7% in the same quarter of last year.

Non-GAAP Loss from operations2 was RMB154.2 million (US$22.1 million), compared to RMB115.9 million in the same quarter of last year. Non-GAAP loss from operations accounted for 11.4% of net revenue this quarter as compared to 20.8% in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB157.6 million (US$22.6 million), compared to RMB125.9 million in the same quarter of last year.  Net loss attributable to ordinary shareholders accounted for 11.7% of net revenue this quarter as compared to 22.6% in the same quarter of last year.

2  Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

Non-GAAP net loss attributable to ordinary shareholders3 was RMB143.7 million (US$20.6million), compared to RMB109.6 million in the same quarter of last year. Non-GAAP net loss attributable to ordinary shareholders accounted for 10.7% of net revenue this quarter as compared to 19.7% in the same quarter of last year.

Loss per ADS was RMB1.92 (US$0.28), compared to RMB1.54 for the same period of last year.

Non-GAAP Loss per ADS4 was RMB1.75 (US$0.26), compared to RMB1.34 for the same period of last year.

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB697.7 million (US$100.2 million), compared to RMB1,106.5 million as of December 31, 2018.

Fiscal Year 2019 Financial Results

Net revenues were RMB3.95 billion (US$567.7 million), representing an increase of 121.3% from RMB1.79 billion. Product revenues from B2B segment increased by 243.2% to RMB3.17 billion (US$454.8 million) as compared to RMB922.8 million last year. Product revenues from B2C segment decreased by 9.9% to RMB763.3 million (US$109.6 million) as compared to RMB847.5 million last year.

Operating costs and expenses were RMB4,445.6 million (US$638.6 million), representing an increase of 103.3% from RMB2,186.3 million last year.

•                          Cost of products sold was RMB3,786.9 million (US$543.9 million), representing an increase of 125.2% from RMB1,681.7 million last year. The increase was primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

•                          Fulfillment expenses were RMB129.0 million (US$18.5 million), representing an increase of 74.5% from RMB73.9 million last year, primarily as a result of growth in B2B business.  Fulfillment expenses accounted for 3.3% of net revenue in 2019 as compared to 4.1% last year.

•                          Selling and marketing expenses were RMB340.6 million (US$48.9 million), representing an increase of 31.0% from RMB260.0 million last year, mainly due to increase in sales staff and expenses associated with the expansion of B2B business.  Selling and marketing expenses accounted for 8.6% of net revenue in 2019 as compared to 14.6% last year.

•                          General and administrative expenses were RMB123.5 million (US$17.7 million), representing an increase of 25.1% from RMB98.8 million last year, mainly due to increases in managerial staffs and professional service fee.  General and administrative expenses accounted for 3.1% of net revenue in 2019 as compared to 5.5% last year.

•                          Technology expenses were RMB61.9 million (US$8.9 million), representing a decrease of 13.1% from RMB71.2 million last year, mainly due to improvements in our system development efficiency and implementation of automation tools.  Technology expenses accounted for 1.6% of net revenue in 2019 as compared to 4.0% last year.

3  Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment.

4  Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS.

Loss from operations was RMB493.5 million (US$70.9 million), compared to RMB400.4 million last year.  Loss from operations accounted for 12.5% of net revenue in 2019 as compared to 22.4% last year.

Non-GAAP Loss from operations was RMB439.2 million (US$63.1 million), compared to RMB349.0 million last year.  Non-GAAP loss from operations accounted for 11.1% of net revenue in 2019 as compared to 19.5% last year.

Net loss attributable to ordinary shareholders was RMB499.6 million (US$71.8 million), compared to RMB380.1 million last year.  Net loss attributable to ordinary shareholders accounted for 12.6% of net revenue this quarter as compared to 21.3% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB434.3 million (US$62.4million), compared to RMB328.7 million last year.  Non-GAAP net loss attributable to ordinary shareholders accounted for 11.0% of net revenue in 2019 as compared to 18.4% last year.

Loss per ADS was RMB6.10 (US$0.88), compared to RMB7.64 last year.

Non-GAAP Loss per ADS was RMB5.30 (US$0.77), compared to RMB6.61 last year.

Update on Share Repurchase

Under the share repurchase program announced on August 15, 2019, the Company has been authorized to repurchase an aggregate value of up to US$10 million worth of its own class A ordinary shares in the form of American depositary shares (“ADSs”) in the next twelve months following the announcement.  As of December 31, 2019, the Company had repurchased 742,931 ADSs for an aggregate of US$3.26 million.

Business Outlook

For the first quarter of 2020, the Company expects total net revenues to be between RMB1.40 billion and RMB1.48 billion, representing year-over-year growth of approximately 113.5% to 125.7%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

111’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 12, 2020 (7:30 PM Beijing Time on March 12, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437 or 1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	4006-208-038 or 8008-190-121
International:	+65-6713-5090
Passcode:	4186788

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until 08:59 PM ET on March 20, 2020:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	4186788

A live and archived webcast of the conference call will be available on the Investor Relations section of 111’s website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash expense that occurred in this period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation and impairment loss of long-term investment provides investors with a basis to measure the company’s core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111’s strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc.  (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

Ms. Monica Mu

IR Director

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	853,740	613,745	88,159
Restricted Cash	—	83,977	12,063
Short-term investments	252,805	—	—
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2018 and December 31, 2019	28,569	65,247	9,372
Note Receivable	—	23,587	3,388
Inventories	210,836	486,271	69,848
Prepayments and other current assets	161,147	208,604	29,965
Total current assets	1,507,097	1,481,431	212,795
Property and equipment	20,302	29,836	4,286
Intangible assets	4,503	8,022	1,152
Long-term investments	11,140	140	20
Other Non-Current Assets	3,376	3,009	432
Operating lease right-of-use Assets(1)	—	87,855	12,620
Total Assets	1,546,418	1,610,293	231,305

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	—	95,081	13,658
Accounts payable	212,258	416,544	59,833
Note Payable	—	27,790	3,992
Accrued expense and other current liabilities(1)	102,261	234,008	33,613
Total Current liability	314,519	773,423	111,096
Operating Lease Liabilities(1)	—	57,011	8,189
Other Non-Current Liabilities	8,135	5,936	853
Total Liabilities	322,654	836,370	120,138

(1) On January 1, 2019, the company adopted ACS 842, the new lease standard, using the optional transition method. The company recorded the current portion of the operating Lease Liabilities in accrued expense and other current liabilities.

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
Shareholders’ Equity
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized, 91,088,106 shares and 91,088,106 shares issued and outstanding as of December 31, 2018, 96,588,106 shares and 92,120,024 shares issued and outstanding as of December 31, 2019)	29	30	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	25	25	4
Treasury shares	—	(22,991)	(3,302)
Additional paid in capital	2,540,878	2,606,486	374,398
Accumulated deficit	(1,383,729)	(1,883,335)	(270,524)
Accumulated other Comprehensive Income	67,073	76,441	10,980
Total shareholders’ equity	1,224,276	776,656	111,560
Non-controlling interest	(512)	(2,733)	(393)
Total equity	1,223,764	773,923	111,167
Total liabilities and equity	1,546,418	1,610,293	231,305

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	557,401	1,347,840	193,605	1,785,970	3,952,053	567,677
Operating Costs and expenses:
Cost of product sold	(534,282)	(1,305,348)	(187,502)	(1,681,700)	(3,786,870)	(543,950)
Fulfillment expenses	(22,045)	(48,683)	(6,993)	(73,930)	(128,996)	(18,529)
Selling and marketing expenses	(78,218)	(102,931)	(14,785)	(260,040)	(340,562)	(48,919)
General and administrative expenses	(34,071)	(35,501)	(5,099)	(98,759)	(123,501)	(17,740)
Technology expenses	(20,444)	(19,878)	(2,855)	(71,248)	(61,902)	(8,892)
Other operating expenses, net	(554)	(3,571)	(513)	(668)	(3,735)	(536)
Total Operating costs and expenses	(689,614)	(1,515,912)	(217,747)	(2,186,345)	(4,445,566)	(638,566)
Loss from operations	(132,213)	(168,072)	(24,142)	(400,375)	(493,513)	(70,889)
Interest income	3,850	325	47	4,352	4,802	690
Interest expense	—	(1,164)	(167)	—	(3,622)	(520)
Foreign exchange (loss)/gain	(529)	4,983	716	2,459	(10,328)	(1,484)
Other Income, net	2,722	5,615	806	11,531	834	120
Loss before income taxes	(126,170)	(158,313)	(22,740)	(382,033)	(501,827)	(72,083)
Income tax expense	(8)	—	—	(8)	—	—
Net Loss	(126,178)	(158,313)	(22,740)	(382,041)	(501,827)	(72,083)
Net Loss attributable to non-controlling interest	287	722	104	1,950	2,221	319
Net Loss attributable to ordinary shareholders	(125,891)	(157,591)	(22,636)	(380,091)	(499,606)	(71,764)
Other comprehensive loss
Unrealized gains of available -for-sale securities, net of tax of nil for the period end	2,650	650	93	8,734	7,335	1,054
Realized gain of available-for-sale debt securities, net of tax	(3,526)	(8,526)	(1,225)	(10,869)	(9,635)	(1,384)
Foreign currency translation adjustments	208	(4,105)	(590)	21,658	11,668	1,676
Comprehensive loss	(126,559)	(169,572)	(24,358)	(360,568)	(490,238)	(70,418)
Loss per share:
Basic and diluted	(0.77)	(0.96)	(0.14)	(3.82)	(3.05)	(0.44)
Loss per ADS:
Basic and diluted	(1.54)	(1.92)	(0.28)	(7.64)	(6.10)	(0.88)
Weighted average number of shares used in computation of loss per share
Basic and diluted	163,088,106	163,649,457	163,649,457	99,451,210	163,671,577	163,671,577

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(127,762)	(69,354)	(9,962)	(343,018)	(510,192)	(73,286)
Net cash provided in investing activities	103,943	109,668	15,753	44,454	237,526	34,119
Net cash provided by financing activities	—	7,011	1,006	972,697	106,946	15,363
Effect of exchange rate changes on cash and cash equivalents	(2,767)	(6,336)	(909)	11,947	9,702	1,394
Net (decrease)/increase in cash and cash equivalents	(26,586)	40,989	5,888	686,080	(156,018)	(22,410)
Cash and cash equivalents, and restricted cash at the beginning of the period	880,326	656,733	94,334	167,660	853,740	122,632
Cash and cash equivalents, and restricted cash at the end of the period	853,740	697,722	100,222	853,740	697,722	100,222

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(132,213)	(168,072)	(24,142)	(400,375)	(493,513)	(70,889)
Add: Share-based compensation expenses	16,291	13,909	1,998	51,359	54,281	7,797
Non-GAAP loss from operations	(115,922)	(154,163)	(22,144)	(349,016)	(439,232)	(63,092)

Net Loss attributable to ordinary shareholders	(125,891)	(157,591)	(22,636)	(380,091)	(499,606)	(71,764)
Add: Share-based compensation expenses	16,291	13,909	1,998	51,359	54,281	7,797
Impairment loss of long-term investment	—	—	—	—	11,000	1,580
Non-GAAP net Loss attributable to ordinary shareholders	(109,600)	(143,682)	(20,638)	(328,732)	(434,325)	(62,387)

Loss per ADS:
Basic and diluted	(1.54)	(1.92)	(0.28)	(7.64)	(6.10)	(0.88)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS	0.20	0.17	0.02	1.03	0.80	0.11
Non-GAAP Loss per ADS	(1.34)	(1.75)	(0.26)	(6.61)	(5.30)	(0.77)